Exhibit 99.1

FAST TRACK GROUP Reports Unaudited Financial and Operational Results For the Six Months Ended August 31, 2025

SINGAPORE, January 13, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced its unaudited financial and operational results for the six months ended August 31, 2025, and issued a letter by the CEO to its shareholders highlighting recent operational highlights and the future business outlook for 2026.

Management Commentary - Chief Executive Officer Harris Lim

Dear Valued Shareholders,

Thank you for your continued support. This past year, we delivered strong operational and financial results, reflecting consistent execution against our business plan and prudent resource management in a challenging market. Importantly, we have commenced several outstanding initiatives that we believe will yield immense value for our business, both internally and externally with prospective clients, and partners. Our management team remains laser focused on disciplined operations, cost control, and selectively pursuing initiatives that strengthen Fast Track’s position and support sustainable, long-term value creation.

2025 Reflection

Looking back at 2025, we made several important enhancements to the company’s business model, with a clear focus on strengthening its celebrity agency business. This strategic shift has allowed us to position ourselves as a value-added partner to both clients and celebrity partners. By expanding our capabilities and leveraging our experience in live entertainment, we have broadened our service offerings and increased the reach and impact of brand activation campaigns. Our dedicated celebrity team, working closely with our business development arm, has expanded our network of celebrity partners and management companies while aligning expectations across all parties. This collaborative approach has enabled projects that previously may not have proceeded, creating meaningful value for clients and partners.

These changes translated into tangible commercial successes. In 2025, we executed large-scale, multi-phase brand activation campaigns across Southeast Asia, demonstrating the effectiveness of our strategy. Highlights include a three-part campaign for Serba Wangi, which paired high-profile South Korean talent with targeted product launches to engage younger audiences, and a brand activation for Dongfeng Singapore’s new electric vehicle, the Dongfeng 007, featuring Korean-American celebrity Jessica Jung. These projects reflect our ability to match the right celebrity partners to client objectives and deliver impactful engagement across the region.

In addition, our strategic partnership with CloudX Entertainment expanded our capabilities to integrate influencer and content creator campaigns alongside traditional celebrity activations. This hybrid approach gives clients the option to combine broad celebrity-driven awareness with sustained influencer-led engagement, reinforcing our position as a comprehensive solutions provider and opening additional avenues for brand impact. We have found this model to be efficient and effective and will look to replicate similar style deals with other partners.

As a result of these efforts, the company generated revenue of $937,354 for the six-month period from March to August 2025, a significant increase compared to the same period in the prior year. Gross profit margins also improved significantly to approximately 40%, compared with historical levels of 12%–20%. We expect full-year gross profit margins to exceed prior years, reflecting the benefits of our strategic focus, disciplined execution, and the scalability of our celebrity and brand activation services.

These accomplishments demonstrate that the changes we implemented deliver measurable results. They underscore the strength and resilience of our enhanced business model, which positions the company to continue creating value and driving sustainable growth across Southeast Asia.

2026 Outlook

Looking ahead, management remains focused on driving growth and strengthening operational resilience, building the company methodically and responsibly to succeed over the long term in a dynamic market. A number of initiatives are in the pipeline that we expect will accelerate our expansion efforts, reflecting the results of our business development tactics and the relationships we have been cultivating. In particular, we are increasingly positioning the company to engage larger, high-profile clients, leveraging our enhanced capabilities and proven track record in successful brand activations. Fast Track continues to serve a niche segment of APAC celebrities in supporting their global brand growth, and we look forward to bringing these opportunities to fruition and sharing them with the broader public. In parallel, we will continue to refine our corporate brand and ethos to clearly communicate our value proposition to clients and partners.

Given the vast ecosystem in which we operate, we continue to explore strategic partnerships including formal alliances and potential M&A that could broaden our presence within the evolving entertainment landscape. These initiatives, currently at a preliminary stage, are intended to complement our core strengths and support long-term shareholder value. We will provide updates as appropriate as these opportunities progress.

We truly appreciate the continued support of our investors and partners as we enter the next phase of our journey. Together, we are strengthening the foundation of the company and positioning it to operate successfully. Thank you for your confidence in our leadership and strategic direction. We remain focused on disciplined execution and long-term value creation for all stakeholders.

Sincerely,

Harris Lim

Chief Executive Officer and Director

Unaudited Financial Results For the Six Months Ended August 31, 2025

Total Revenues significantly increased to $937,354 for the six months ended August 31, 2025 compared to $24,380 in the same period last year. The increase was primarily due to strategic enhancements to our celebrity agency business, which expanded our service offerings, strengthened client and celebrity partnerships, and enabled larger, multi-phase brand activation campaigns across the region.

Cost of Revenue increased to $561,330 for the six months ended August 31, 2025 compared to $23,782 in the same period last year. The increase was primarily due to higher expenses associated with executing large-scale, multi-phase brand activation campaigns and expanding our celebrity and influencer partnerships.

Gross Profit significantly increased to $376,024 (gross margin of 40%) for the six months ended August 31, 2025 compared to $598 (gross margin of 2%) in the same period last year. The increase was primarily due to an expanded service offering with higher-margin services, compared to the predominantly agency-based services provided in the prior period.

Total Operating Expenses increased to $1.9 million for the six months ended August 31, 2025 compared to $207,785 in the same period last year. The increase was primarily due to investments in team expansion to support client relationships and brand positioning, as well as one-off professional fees related to the Company’s transition to a public listing. These IPO-related costs do not reflect the ongoing cost structure. Management remains focused on disciplined execution, cost control, and maintaining strong governance and compliance as the business scales.

Net Loss was approximately $1.5 million for the six months ended August 31, 2025 compared to a loss of $215,634 in the same period last year.

As of August 31, 2025, cash and cash equivalents were approximately $6.5 million.

For more information regarding Fast Track’s financial results, including financial tables, please see the company’s Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2026. The Company’s SEC filings can be found on the SEC’s website at https://www.sec.gov/ or the Company’s investor relations site at https://www.fastrack-group.com/investor-relations.

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com